Interim report for the period from 1 January to 31 March 2008

Q1.2008


KRONES

		Q1 2008	Q1 2007	Change
Sales	€ m	595.2	505.0	17.9%
New orders, cumulative, including Lifecycle Service	€ m	607.3	557.1	9.0%
Orders on hand at 31 March, including Lifecycle Service	€ m	903.0	798.8	13.0%
Capital expenditures	€ m	15.7	17.6	-10.8%
Employees at 31 March				
Worldwide		9,853	9,241	6.6%
Germany		7,942	7,590	4.6%
Earnings per share*	€	0.98	0.72	36.1%
EBITDA	€ m	57.1	46.9	21.7%
EBIT	€ m	45.4	35.9	26.5%
EBT	€ m	45.6	36.1	26.3%
Earnings after taxes	€ m	30.7	22.9	34.1%
Cash flow, gross	€ m	42.4	33.9	25.1%

Figures adjusted for stock split * diluted/undiluted

Dear shareholders and friends of KRONES,

The outlook for the global economy has deteriorated in the wake of the mortgage and lending crisis in the United States. KRONES is not unaffected by this. However, unlike many machinery and industrial equipment manufacturers, we are not heavily dependent on economic cycles. Demand in our industry is rising steadily. We view positively the fact that the process of consolidation in the packaging industry is in a very advanced stage. For instance, the Salzgitter Group, whose original business is steel, has entered the market as a competitor to KRONES by buying out KHS and SIG Beverages. We welcome the competition and will continue to do everything we can to supply our customers with better, more efficient machines and lines.

Acquisitions that expand our range of products and services are also an option for KRONES. However, any potential takeover candidate's price must be in reasonable proportion to its profitability.

The figures for the first quarter of 2008 confirm that we are not under pressure to expand through acquisitions and that KRONES is already very well positioned. Sales were up 17.9% on the previous year, to €595.2m. At €45.6m, earnings before taxes (EBT) were up 26.3% year-on-year. Our EBT margin improved from 7.1% to 7.7%. A strong first quarter has us well on our way to another record year at KRONES.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Financial crisis weighs on global economy

The repercussions of the credit crunch and mortgage crisis in the United States had a negative impact on the economy worldwide in the first months of 2008. Economic growth in the US was only marginal in the first quarter of 2008. The Federal Reserve is trying to prevent the US economy from sliding into recession by drastically cutting interest rates. Whether this will work remains to be seen. In any event, the global economy will suffer under the effects of the financial crisis. The International Monetary Fund (IMF) is forecasting that global economic growth will lose speed in 2008 and will likely amount to 3.7% (previous year: 4.9%). Strong growth in countries like China, Russia, and India will keep the global economy from performing even more poorly.

Prospects for growth are also dimmer in Germany. The ifo business confidence index for manufacturing shows that, while the current business situation is still being viewed positively, expectations for the future are declining. For the year 2008 as a whole, economic experts at the IMF are forecasting GDP growth of 1.4%. Germany's federal government is more optimistic, most recently predicting 1.7% growth. In 2007, Germany's GDP grew 2.5%.

Machinery sector continues to move forward

The economic risks for the German machinery sector are impossible to ignore. Apart from the general economic risks, the US dollar's weakness against the euro presents a threat for German companies. Nevertheless, the sector continued to boom in the first months of 2008. In February 2008, new orders among German machinery and industrial equipment manufacturers were up 10% year-on-year. The German Engineering Federation (VDMA) is forecasting 5% output growth this year over 2007. Though this would mean far slower growth than in 2007, when output expanded by 11%, it would nevertheless be the fifth consecutive growth year. The last time the sector experienced such a long growth spurt was around 50 years ago.

Business conditions and expectations for manufacturing in Germany, (Index values, year 2000 = 100, adjusted for seasonal influences)



125
120
115
110
105
100
95
90
85
80
2003
2004
2005
2006
2007
2008
Assessment of business conditions
Business expectations

Source: ifo institute

Revenues up sharply

KRONES has got 2008 off to an excellent start. First-quarter sales jumped 17.9% year-on-year, to €595.2m. That means our business growth picked up speed once again. We benefited from the continued strong business trend in the sector and from our position as the only supplier on the market to have mastered our customers' entire value chain. This position secures considerable advantages for us over our competitors since more and more customers prefer to get all of their products and services from a single source.

Plastics technology once again contributed a major portion of KRONES' growth during the reporting period. In this segment, we supply machines and lines for producing and filling bottles made of PET (polyethylene terephthalate).

The PET boom continues unabated and PET is expected to experience the strongest growth among packaging materials in the years ahead. Water is increasingly being bottled in PET. In countries like Romania and the Commonwealth of Independent States (CIS) beer, too, is increasingly being bottled in lightweight, unbreakable PET containers. KRONES is the world leader in this segment.

Sales by region

Sales were up in many regions in 2008. The fact that revenues were down by one-third in Germany compared with the same quarter of 2007, to just under €66m, is due to the extraordinarily high sales figure for Q1 2007 as well as invoice timing. The domestic share of consolidated sales shrank from 20.7% to 11.1%.

KRONES benefited from the economic boom in regions like China, Russia, and Vietnam, where international beverage companies are expanding their capacities. Sales revenues increased especially sharply in our Asia/Pacific, Russia/Central Asia, China, and Eastern Europe sales regions. The biggest individual market in the first quarter was Western Europe, where sales climbed around 37% to €136.8m.


Europe 51.0%
China 5.8%
Americas 14.8%
Asia/Pacific 12.2%
Russia/CIS 9.4%
Middle East/Africa 6.8%

Sales 1 Jan – 31 March 2008: €595.2m


Europe 58.3%
China 3.7%
Americas 20.5%
Asia/Pacific 4.3%
Russia/CIS 4.3%
Middle East/Africa 8.9%

Sales 1 Jan – 31 March 2007: €505.0m

RONES continued to row in the first three nonths of 2008. ales were up 17.9% ear-on-year.

KRONES GROUP sales, in €m
1 Jan – 31 March



595.2
505.0
451.6
404.5
383.4
2004
2005
2006
2007
2008

New orders and orders on hand

Strong orders inflow

Brisk demand for machines and lines from KRONES remained unabated in the first three months of 2008. New orders were up 9.0% on the year-earlier period, to €607.3m. Demand for aseptic (germ-free) filling lines for beverages like juice and milk was stronger than average. These lines are technologically sophisticated.

In regional terms, the first quarter of 2008 saw especially strong orders intake from China and the Asia/Pacific region. One order, which we received from a customer in China, was for 18 complete PET bottling lines. We received the first order for our PET bottle-to-bottle recycling system in the first quarter of 2008.

Customers in Vietnam also placed more large orders valued in the double-digit millions during the reporting period. Vietnam was already one of KRONES' strongest markets in 2007. We also received several major orders from Europe in the first quarter.

Orders backlog of more than €900m

At 31 March 2008, KRONES had an orders backlog of €903.0m. At the same time last year, orders on hand totalled €798.8m. That translates to a 13.0% increase in orders on hand. This orders cushion serves as the basis for continued growth and offers improved planning security for 2008.

KRONES workforce is growing

As our business expands, so too does our workforce. At the end of the first quarter of 2008, KRONES employed 9,853 people worldwide (31 March 2007: 9,241), of which 7,942 were in Germany. That is a year-on-year increase of 612 employees. Since the end of 2007 alone, KRONES added 265 employees. On 31 March 2008, KRONES was training 401 young people.

Demand for KRONES products was high in the first quarter of 2008. The company has a comfortable orders backlog.

KRONES GROUP new orders in €m
1 January – 31 March


405.7
441.5
488.5
557.1
607.3
2004
2005
2006
2007
2008

KRONES GROUP orders on hand in €m
1 January – 31 March


637.2
686.0
727.5
798.8
903.0
2004
2005
2006
2007
2008

Profitability improves further

At €45.6m, earnings before taxes (EBT) were up 26.3% year-on-year (Q1 2007: €36.1m). The EBT margin, the ratio of earnings before taxes to sales, advanced from 7.1% to 7.7%. Thus, we achieved our margin target of more than 7% in the first three months of the year.

Demand in the beverage and packaging industries has been high for several quarters now, which has a positive impact on price quality. Also contributing to our improved margins were the various measures KRONES has taken to improve cost-effectiveness, such as more flexible working hours and strict cost management.

Our tax rate declined from 36.6% in 2007 to 32.7% in the first quarter of 2008. As a result, after-tax earnings increased more sharply than earnings before taxes, by 34.1% to €30.7m (previous year: €22.9m).

Earnings per share up 36% to €0.98

Since the 3-for-1 stock split took effect on 22 August 2007, the number of KRONES shares outstanding is now 31,593,072. On the basis of this share volume, earnings per share amounted to €0.98 in the first quarter of 2008. The adjusted value for the year-earlier period was €0.72.

KRONES GROUP earnings before taxes (EBT), in €m, 1 January – 31 March



27.5
29.1
30.5
36.1
45.6
2004
2005
2006
2007
2008

KRONES GROUP earnings after taxes, in €m, 1 January – 31 March



16.5
17.4
19.1
22.9
30.7
2004
2005
2006
2007
2008

KRONES GROUP earnings per share, in €m, 1 January – 31 March



0.52
0.55
0.60
0.72
0.98
2004
2005
2006
2007
2008

KRONES GROUP earnings structure, in € m

IFRS	2008	2007	Change
	3 months	3 months	
Sales revenues	595.2	505.0	17.9%
Changes in inventories of finished goods and work in progress	5.4	33.4	
Goods and services purchased	-310.5	-288.1	7.8%
Personnel expenses	-160.8	-149.0	7.9%
Other operating income (expenses) and own work capitalised	-72.2	-54.4	32.7%
EBITDA	57.1	46.9	21.7%
Depreciation, amortisation, and write-downs on non-current assets	-11.7	-11.0	6.4%
EBIT	45.4	35.9	26.5%
Financial income (expense)	0.2	0.2	
EBT	45.6	36.1	26.3%
Taxes on income	-14.9	-13.2	12.9%
Net income	30.7	22.9	34.1%

The abridged income statement shows that sales revenues in the first quarter of 2008, which were up 17.9%, grew considerably more sharply than key expenses. For instance, goods and services purchased increased only 7.8% to €310.5m (previous year: €288.1m) since the situation on the steel markets relaxed in the first quarter of this year. We also benefited from more favourable purchasing conditions. The ratio of goods and services purchased to total operating revenue (€600.6m; previous year: €538.4m),, decreased from 53.5% to 51.7%.

With a return on sales of 7.7%, we exceeded our margin target in the first quarter.

Personnel expenses were up 7.9% year-on-year to €160.8m (previous year: €149.0m). However, the ratio of personnel expenses to total operating revenue declined from 27.7% to 26.8%. KRONES employed temporary workers in the first quarter on an as-needed basis. This is also reflected in the lower personnel expense ratio.

The fact that the negative balance of other operating income and expenses and own work capitalised increased by nearly one-third to €72.2m was due primarily to higher travel and freight costs associated with international sales.



Cash flow

Consolidated cash flow statement, in € m

IFRS	1 Jan – 31 Mar 08	1 Jan – 31 Mar 07	Change
EBT	**45.6**	36.1	9.5
Cash flow from operating activities	-22.8	-22.2	-0.6
Cash flow from investing activities	-15.2	-17.0	1.8
Free cash flow	**-38.0**	**-39.2**	**1.2**
Cash flow from financing activities	26.7	25.6	1.1
Net change in cash and cash equivalents	-11.3	-13.6	2.3
Change in cash and cash equivalents arising from exchange rates	0.2	0.2	
Cash and cash equivalents at the beginning of the period	53.8	57.5	-3.9
Cash and cash equivalents at the end of the period	**42.7**	**44.3**	**-1.6**

Cash flow from operating activities decreased by €0.6m in the first quarter compared with the year-earlier period. The fact that cash flow from operating activities was negative (–€22.8m) despite higher earnings before taxes was due to an increase in provisions and the build-up of working capital in the first three months of 2008. While trade receivables increased less than proportionately to sales, our inventories were around a quarter higher than a year earlier. This is due in part to the fact that complete lines make up a larger share of KRONES business and these lines entail longer production lead times. We reduced trade payables. Higher tax prepayments also cut into cash flow from operating activities.

From January through March 2008, KRONES invested €15.7m (previous year: €17.6m) in property, plant and equipment and intangible assets. A large portion of this spending went toward new production machinery. Free cash flow improved €1.2m, from –€39.2m to –€38.0m.

KRONES took on financial liabilities totalling €27.1m in the first quarter. This borrowing is negligible compared with total assets and equity.

Accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €42.7m at 31 March 2008 (previous year: €44.3m).

KRONES GROUP capital expenditures, in €m, 1 January – 31 March


10.5
14.0
17.2
17.6
15.7
2004
2005
2006
2007
2008

Balance sheet structure

KRONES GROUP asset and capital structure, in € m

IFRS	31 Mar 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Non-current assets	479	475	430	403
of which property, plant and equipment, intangible assets, and financial assets	426	422	374	357
Current assets	1,273	1,209	1,042	880
of which cash and equivalents	43	54	58	57
Equity	735	708	629	572
Total debt	1,017	976	843	711
Non-current liabilities	160	155	147	155
Current liabilities	857	821	696	556
Total	**1,752**	**1,684**	**1,472**	**1,283**

Improved sales boosted the KRONES GROUP's total assets 14.6% over the total for the year-earlier period, from €1,529.6m to €1,752.2m at the end of March. At the end of 2007, total assets were up 4.1% to €1,684.0m.

KRONES has a solid balance sheet structure. The equity ratio was 42% at the end of March 2008.

At €350.2m, property, plant and equipment account for the lion's share of the Group's €425.7m in property, plant and equipment, intangible assets, and financial assets. Compared with the balance sheet date for 2007, this balance sheet item is virtually unchanged. Due to an increase in inventories and trade receivables, current assets were up 5.3% to €1,273.3m (31 December 2007: €1,208.8m).

At the end of March 2008, the KRONES GROUP had non-current liabilities totalling €159.7m. That is up 3.3% compared with the end of 2007. Current liabilities were up 4.4% to €857.2m (31 December 2007: €821.4m). While customer prepayments were down, provisions were higher at the end of March 2008 than they were at the balance sheet date for 2007.

At the end of the first quarter of 2008, KRONES had €735.3m in equity (31 December 2007: €708.0m). The equity ratio remained virtually unchanged at 42.0%. Thus, KRONES has a solid capital structure and sufficient scope for investing in further growth.



Sales by segment


Machines/lines for product filling and decoration 83.6% (€497.6m)
Machines/lines for beverage production/ process technology 13.0% (€77.4m)
Machines/lines for the low output range (KOSME) 3.4% (€20.2m)

Sales 1 Jan – 31 March 2008: €595.2m


Machines/lines for product filling and decoration 85.3% (€430.8m)
Machines/lines for beverage production/ process technology 11.1% (€55.8m)
Machines/lines for the low output range (KOSME) 3.6% (€18.4m)

Sales 1 Jan – 31 March 2007: €505.0m

Sales increased considerably in all segments in the first quarter.

KRONES' biggest-earning segment by far, »machines and lines for product filling and decoration,« did well in the first three months of 2008. Sales were up 15.5% year-on-year to €497.6m (previous year: €430.8m). The segment contributed 83.6% of consolidated sales (previous year: 85.3%). A major portion of these sales were machines and lines for producing and filling PET bottles. The PET boom continued in the first quarter of 2008. Demand for machines and lines for cold aseptic filling was especially high.

The »machines and lines for beverage production/process technology,« increased sales 38.7% from €55.8m to €77.4m. That means we have made further progress with our strategy of expanding process engineering in the first quarter of 2008. The segment contributed 13% to consolidated sales in the first quarter of 2008, up from 11% in the year-earlier quarter. One reason for the considerable increase in revenues is that many new breweries are being built in Asia and Africa. Demand for machines and components for producing dairy drinks, juices, and other non-alcoholic beverages was also strong.

Our smallest segment, »machines and lines for the low output range (KOSME),« grew less than proportionately. Nevertheless, we are not dissatisfied with the development of sales in this segment, as demand on the market was still primarily for powerful machines and turnkey lines. Sales in the first quarter of 2008 were up 9.8% to €20.2m (previous year: €18.4m).

Segment earnings

KRONES achieved a turnaround in process technology in the first quarter of 2008.

Improved price quality and further progress in streamlining our production processes resulted in a noticeable increase in earnings in the »machines and lines for product filling and decoration« segment. At 31 March 2008, earnings before taxes (EBT) in our core business segment amounted to €44.7m, up 21.5% on the year-earlier figure (€36.8m). The segment's EBT margin improved from 8.5% to 9.0%.

Earnings were up considerably in the first quarter of 2008 in the »machines and lines for beverage production/process technology« segment. After -€1.5m in the same quarter of the previous year, EBT was up to €1.4m for the reporting period. The EBT margin was 1.8% (previous year: 2.7%). Thus, our restructuring efforts have paid off. In addition, low-margin business with goods purchased for resale made up a smaller portion of segment revenues. We want to further increase our own value chain in order to improve profitability.

Our smallest segment, »machines and lines for the low output range (KOSME),« posted a €0.5m loss before taxes for the first quarter. In the same period of the previous year, KOSME generated earnings before taxes of €0.8m. The segment slipped into the red in the second half of 2007 because it accepted orders that required the production of costly prototypes. This was a departure from the company's strategy of focusing on standardised stand-alone machines. KOSME has since gotten back on strategy and is well on its way to achieving a break-even result for 2008.

Product filling and decoration		1 Jan to 31 March 2008	1 Jan to 31 March 2007
EBIT	€m	44.4	36.3
EBT	€m	44.7	36.8
EBT margin	%	9.0	8.5

Beverage production/process technology		1 Jan to 31 March 2008	1 Jan to 31 March 2007
EBIT	€m	1.3	-1.5
EBT	€m	1.4	-1.5
EBT margin	%	1.8	-2.7

KOSME		1 Jan to 31 March 2008	1 Jan to 31 March 2007
EBIT	€m	-0.3	1.1
EBT	€m	-0.5	0.8
EBT margin	%	-2.5	4.3

KRONES bucks the downtrend

In the first quarter of 2008, the equity markets performed poorly as a result of the subprime mortgage crisis. Massive write-downs by international banks and fears of recession dragged share prices downward. On 31 March 2008, Germany's DAX index was down by around one-fifth from its closing level for 2007, to 6,535 points. That means Germany's leading share index lost almost all of its gains from 2007 in the first quarter of 2008.

KRONES share 2008


58.00
56.00
54.00
52.00
50.00
48.00
46.00
44.00
42.00
January
February
March
KRONES share
MDAX (indexed)

The KRONES share lost »only« 6% in the first quarter, outperforming the MDAX index by a wide margin.

The MDAX fared better, losing only 10.9% in the first quarter of 2008. The KRONES share performed better than its peer index. At the end of March, the share price was €51.70, down only around 6% from its 2007 closing price.

Analyst and investor interest in KRONES remained high in the first quarter of 2008. KRONES presented itself to institutional investors at road shows in the UK, Germany, and France.

Two internationally renowned institutions, Merrill Lynch and Goldman Sachs, added our share to their watchlists in the first quarter. We now have 22 analysts regularly tracking our share. The majority of experts take a positive view of our share. Only three banks recommended selling the KRONES share at the end of March 2008.

Executive Board expects new sales and earnings records in 2008

KRONES is targeting a new earnings record for 2008.

KRONES intends to increase revenues within the corridor of 5% to 10% annually for the long term. We will continue to systematically expand our range of products and services and to consolidate our technology lead in 2008. In so doing, KRONES seeks to utilise the existing potential for growth worldwide and to grow faster than the market – despite all economic uncertainties emanating from the US and despite the weak dollar. Given the strong first quarter of this year and the positive outlook, the Executive Board expects sales growth in 2008 to be at the upper end of the forecast corridor and expects revenues to pass the €2.3bn mark.

We want to further improve our pre-tax return on sales (EBT margin) in 2008. It was 7.1% in 2007. Our first-quarter EBT margin of 7.7% has us off to a good start in this direction. Since the company benefits from the reform of Germany's Corporate Income Tax Law, after-tax earnings will grow more steeply than earnings before taxes. Thus, KRONES is well on its way to achieving its ninth consecutive year of record sales and profit.



KRONES GROUP consolidated interim financial statements

Consolidated balance sheet

Assets	31 Mar 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Intangible assets	60.0		58.4	
Property, plant and equipment	350.2		349.2	
Financial assets	15.5		14.5	
Property, plant and equipment, intangible assets, and financial assets	**425.7**		**422.1**	
Deferred tax assets	6.5		7.0	
Trade receivables	28.6		28.2	
Current tax receivables	15.6		15.6	
Other assets	2.5		2.3	
Non-current assets		**478.9**		**475.2**
Inventories	525.2		505.5	
Trade receivables	640.6		583.7	
Current tax receivables	2.8		4.3	
Other assets	62.0		61.5	
Cash and cash equivalents	42.7		53.8	
Current assets		**1,273.3**		**1,208.8**
Total		**1,752.2**		**1,684.0**

Equity and liabilities	31 Mar 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Equity		**735.3**		**708.0**
Provisions for pensions	76.0		75.2	
Deferred tax liabilities	13.0		10.9	
Other provisions	44.1		43.7	
Liabilities to banks	0.7		0.7	
Trade payables	0.1		0.1	
Other financial liabilities	13.4		15.9	
Other liabilities	12.4		8.1	
Non-current liabilities		**159.7**		**154.6**
Other provisions	126.5		110.5	
Provisions for taxes	27.0		25.2	
Liabilities to banks	27.2		0.1	
Advance payments received	278.4		286.0	
Trade payables	137.9		161.2	
Current tax liabilities	0.3		0.6	
Other financial liabilities	37.0		43.1	
Other liabilities and accruals	222.9		194.7	
Current liabilities		**857.2**		**821.4**
Total		**1,752.2**		**1,684.0**

Consolidated income statement

	2008 1 Jan–31 Mar in € m	2007 1 Jan–31 Mar in € m	Change %
Sales revenues	**595.2**	**505.0**	**17.9**
Changes in inventories of finished goods and work in progress	5.4	33.4	-83.8
Total operating revenue	**600.6**	**538.4**	**11.6**
Goods and services purchased	-310.5	-288.1	7.8
Personnel expenses	-160.8	-149.0	7.9
Other operating income (expenses) and own work capitalised	-72.2	-54.4	32.7
Depreciation, amortisation, and write-downs on non-current assets	-11.7	-11.0	6.4
EBIT	**45.4**	**35.9**	**26.5**
Net financial income (expense)	0.2	0.2	
Earnings before taxes (EBT)	**45.6**	**36.1**	**26.3**
Taxes on income	-14.9	-13.2	12.9
Net income	**30.7**	**22.9**	**34.1**
Profit (loss) share of minority interests	-0.2	0.1	
Profit (loss) share of shareholders of KRONES GROUP	30.9	22.8	
Earnings per share (diluted/basic) in €	0.98	0.72	

Consolidated cash flow statement

	2008 3 months in € m	2007 3 months in € m
Earnings before taxes	**45.6**	**36.1**
Depreciation and amortisation	11.7	11.0
Increase in provisions	20.8	8.9
Deferred tax item changes recognised in income	2.6	-0.7
Interest expenses and interest income	-0.1	0.2
Proceeds and losses from the disposal of non-current assets	0.1	0.1
Other non-cash income and expenses	-1.5	-1.0
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	-76.9	-72.2
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-15.2	-1.1
Cash generated from operating activities	**-12.9**	**-18.7**
Interest paid	-1.2	-0.6
Income taxes paid and refunds received	-8.7	-2.9
Cash flow from operating activities	**-22.8**	**-22.2**
Cash payments to acquire intangible assets	-5.4	-4.0
Proceeds from the disposal of intangible assets	0.1	0.1
Cash payments to acquire property, plant and equipment	-10.3	-13.6
Proceeds from the disposal of property, plant and equipment	0.7	0.3
Cash payments to acquire financial assets	-1.0	0.0
Interest received	0.7	0.2
Cash flow from investing activities	**-15.2**	**-17.0**
Proceeds from new borrowing	27.1	25.7
Cash payments to pay lease liabilities	-0.4	-0.1
Cash flow from financing activities	**26.7**	**25,6**
Net change in cash and cash equivalents	-11.3	-13.6
Change in cash and cash equivalents arising from exchange rates	0.2	0.2
Cash and cash equivalents at the beginning of the period	**53.8**	**57.7**
Cash and cash equivalents at the end of the period	**42.7**	**44.3**

Consolidated statement of changes in equity

	Parent company							Minority interests	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2006	**26.9**	**103.7**	**362.6**	**-0.6**	**0.8**	**132.7**	**626.1**	**2.6**	**628.7**
Consolidated net income Q1 2007						22.8	**22.8**	0,1	**22.9**
Currency differences				-1.5			**-1.5**		**-1.5**
Hedge accounting					0.1		**0.1**		**0.1**
At 31 March 2007	**26.9**	**103.7**	**362.6**	**-2.1**	**0.9**	**155.5**	**647.5**	**2.7**	**650.2**
Amount carried forward to new account							**0.0**		**0.0**
Dividend payment (€1.60 per share)						-16.9	**-16.9**		**-16.9**
Capital increase	13.1		-13.1				**0.0**		**0.0**
Consolidated net income 9 months 2007						80.0	**80.0**	-1.1	**78.9**
Allocation to retained earnings			60.2			-60.2	**0,0**		**0,0**
Currency differences				-3.6			**-3.6**		**-3.6**
Changes in the consolidated group			-0.4				**-0.4**		**-0.4**
Hedge accounting					-0.2		**-0.2**		**-0.2**
At 31 December 2007	**40.0**	**103.7**	**409.3**	**-5.7**	**0.7**	**158.4**	**706.4**	**1.6**	**708.07**
Consolidated net income Q1 2008						30.9	**30.9**	-0.2	**30.7**
Currency differences				-4.7			**-4.7**		**-4.7**
Hedge accounting					1.3		**1.3**		**1.3**
At 31 March 2008	**40.0**	**103.7**	**409.3**	**-10.4**	**2.0**	**189.3**	**733.9**	**1.4**	**735.3**

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2008	2007	2008	2007	2008	2007	2008	2007
	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	497.6	430.8	77.4	55.8	20.2	18.4	595.2	505.0
EBIT	44.4	36.3	1.3	-1.5	-0.3	1.1	45.4	35.9
Employees at 31 March*	8,465	8,040	533	531	487	462	9,485	9,033
Return on sales (ROS)**	9.0%	8.5%	1.8%	-2.7%	-2.5%	4.3%	7.7%	7.1%
EBT	44.7	36.8	1.4	-1.5	-0.5	0.8	45.6	36.1

* Consolidated group ** Basis: EBT

Notes to the consolidated financial statements

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 March 2008 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2008 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the Group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Mar 2008	31 Dec 2007	2008	2007
US dollar	USD	1.581	1.472	1.498	1.310
British pound	GBP	0.795	0.735	0.757	0.670
Swiss franc	CHF	1.572	1.656	1.601	1.616
Danish krone	DKK	7.457	7.458	7.454	7.452
Canadian dollar	CAD	1.617	1.445	1.505	1.535
Japanese yen	JPY	157.380	165.100	157.732	156.495
Brazilian real	BRL	2.740	2.621	2.612	2.759
Chinese renminbi (yuan)	CNY	11.087	10.749	10.745	10.153
Mexican peso	MXN	16.930	16.038	16.205	14.420
Ukrainian hryvnia	UAH	7.896	7.425	6.937	0.158

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

Research and development costs

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired during the reporting period.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«. A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14—50
Technical equipment and machines	5—16
Furniture and fixtures and office equipment	3—15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- Leases

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments.

The classes under IFRS 7 also include, pursuant to IAS 39, cash proceeds and liabilities from finance leases in addition to the categories listed above.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES GROUP.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

Other provisions are recognised when the Group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

- **Sales revenues**

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

- **Segment reporting**

Intrasegment transfers are conducted under the same conditions as transfers among third parties.

Intersegment revenues are negligible.

Name and location of the company	Share in capital held by KRONES AG, in %
☐ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
☐ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
☐ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
☐ MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
☐ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
☐ KRONES Nordic ApS, Holte, Denmark	100.00
☐ SANDER HANSEN A/S, Holte, Denmark	100.00
☐ KRONES S.A.R.L., Lyon, France	100.00
☐ KRONES UK LTD., Bolton, UK	100.00
☐ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
☐ KRONES S.R.L., Garda (VR), Italy	100.00
☐ KRONES Nederland B.V., Boskoop, Netherlands	100.00
☐ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
☐ KRONES Spólka z.o.o., Warsaw, Poland	100.00
☐ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
☐ KRONES O.O.O., Moscow, Russian Federation	100.00
☐ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
☐ KRONES AG, Buttwil, Switzerland	100.00
☐ KRONES Iberica, S. A., Barcelona, Spain	100.00
☐ KRONES S.R.O., Prague, Czech Republic	100.00
☐ KRONES Ukraine LLC, Kiev, Ukraine	100.00
☐ MAINTEC Service EOOD, Sofia, Bulgaria	51.00
☐ KOSME S.R.L., Roverbella, Italy	70.00
☐ MAINTEC Service GES.M.B.H, Dorf an der Pram, Austria	51.00
☐ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
☐ KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
☐ KRONES S. A., São Paulo, Brazil	100.00
☐ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
☐ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
☐ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
☐ KRONES Asia Ltd., Hong Kong, China	100.00
☐ KRONES India Pvt. Ltd., Bangalore, India	100.00
☐ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
☐ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
☐ KRONES Andina Ltda., Bogotá, Colombia	100.00
☐ KRONES Korea Ltd., Seoul, Korea	100.00
☐ KRONES Mex S. A. DE C. V., Mexico City, Mexico	100.00
☐ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
☐ KRONES, Inc., Franklin, Wisconsin, USA	100.00
☐ Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
☐ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
☐ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Members of the supervisory board and the executive board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
KARLSBERG BRAUEREI GMBH
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
2nd authorised representative and treasurer of the IG METALL administrative office in Regensburg
* VDO AUTOMOBILE AG

Josef Weitzer**
Chairman of the Works Council

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
Corporate Communications
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act

** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.